EXHIBIT 12.1
Trinity Industries, Inc. and Subsidiaries
Computation of Ratio of Earnings To Fixed Charges

							Nine Months
	For the Three Months						Ended
	Ended March 31,		For the Year Ended December 31,				December 31,
	2006	2005	2005	2004	2003	2002	2001
	(in millions)

Earnings:

Earnings (loss) before provision for income taxes	$61.3	$9.6	$143.6	$(15.1)	$(14.3)	$(24.4)	$(40.5)

Add: Total fixed charges	18.1	16.0	65.5	60.4	45.7	46.2	26.8

Total earnings before provision for income taxes	$79.4	$25.6	$209.1	$45.3	$31.4	$21.8	$(13.7)

Fixed Charges:

Interest expense	$12.5	$10.4	$42.2	$42.8	$34.9	$36.3	$21.7

Portion of rental expense representative of interest	5.6	5.6	23.3	17.6	10.8	9.9	5.1

	18.1	16.0	65.5	60.4	45.7	46.2	26.8

Capitalized interest	0.3	—	0.7	—	—	—	—

Total Fixed Charges	$18.4	$16.0	$66.2	$60.4	$45.7	$46.2	$26.8

Ratio of Earnings to Fixed Charges	4.32	1.60	3.16	0.75	0.69	0.47	(0.51)

Footnote:

(a)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2004, 2003 and 2002, and the nine months ended December 31, 2001. The deficiencies for those periods were $15.1 million, $14.3 million $24.4 million, and $40.5 million, respectively.